Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Thousands) (Unaudited)
Actual September 30, 2004
ASSETS

Current Assets
Cash and cash equivalents	235.6
Accounts receivable	1.1
Notes receivable to associated companies	1,138.9
Interest and taxes accrued	18.4
1,394.0

Investments and Other Assets
Investment in consolidated companies	4,286.2
Deferred income taxes	61.3
Other	17.0
4,364.5

Property, Plant and Equipment
Intangible assets	13.7
Less accumulated amortization	10.7
3.0

Total Assets	5,761.5
LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	334.0
Accounts payable	0.2
334.2

Long-Term Debt	1,998.8

Capitalization
Common Stock	1.9
Additional paid-in capital	2,544.0
Other comprehensive loss	(21.9)
Treasury stock	(0.4)
Retained earnings	904.9
Total equity	3,428.5

Total Capitalization and Liabilities	5,761.5